SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 DUKE REALTY LIMITED PARTNERSHIP
                        (Name of Issuer)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                               N/A
                         (CUSIP Number)

                        ROBERT L. JOHNSON
                     3960 WALDON SHORES ROAD
                        WAYZATA, MN 55391
                         (612) 541-1970
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        October 29, 1997
                  (Date of Event Which Requires
                    Filing of this Statement)


                        Page 1 of 6 pages

------------------------------------------------------------------------
CUSIP NO.:  264411 50 5
------------------------------------------------------------------------
(1)  Names of reporting persons ....................   Robert L. Johnson
                                                       Mary A. Johnson
     S.S. or I.R.S. Identification  Nos. of
     above persons .................................
------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group     (a)  x
     (see instructions)                                   ------------
                                                          (b)
                                                          ------------
------------------------------------------------------------------------
(3)  SEC use only ..................................
------------------------------------------------------------------------
(4)  Source of Funds (see instructions) ............        OO
------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)........
------------------------------------------------------------------------
(6)  Citizenship or place of organization ..........
          Robert L. Johnson   .............            United States
          Mary A. Johnson     .............            United States
------------------------------------------------------------------------
Number of shares beneficially owned by the reporting
persons with:
     (7)  Sole voting power .......................        1,422,458
------------------------------------------------------------------------
     (8)  Shared voting power .....................                0
------------------------------------------------------------------------
     (9)  Sole dispositive power ..................        1,422,458
------------------------------------------------------------------------
     (10) Shared dispositive power ................                0
------------------------------------------------------------------------
(11)      Aggregate amount beneficially owned by the
     reporting persons ..............................      1,422,458
------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions) .............
------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)       12.95%
------------------------------------------------------------------------
(14) Type of reporting person (see instructions) ..              IN
------------------------------------------------------------------------
                        Page 2 of 6 pages

ITEM 1(a) SECURITY AND ISSUER

Name of issuer:          Duke Realty Limited Partnership

Address of issuer's principal
executive offices:  8888 Keystone Crossing, Suite 1200
                    Indianapolis, Indiana  46240

Title of class of securities: Limited Partnership Units

ITEM 2    IDENTITY AND BACKGROUND

ROBERT L. JOHNSON:
 (a) Name of person filing:   Robert L. Johnson

 (b) Residence or business address:
                              3960 Waldon Shores Rd.
                              Wayzata, MN 55391

 (c) Present principal occupation and name, principal business and address where employment is conducted: Duke Realty Investments, Inc.
                              Consultant
                              856 Fifth Street South
                              Hopkins, MN 55343-7750

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:   United States

MARY A. JOHNSON:
 (a) Name of person filing:   Mary A. Johnson

 (b) Residence or business address:
                              3960 Waldon Shores Rd.
                              Wayzata, MN 55391

 (c) Present principal occupation and name, principal business and address where employment is conducted: Homemaker
                              3960 Waldon Shores Rd.
                              Wayzata, MN 55391

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:   United States

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The limited partnership units were acquired as a result of the contribution of the membership interests of a limited liability company to the Issuer. The consideration provided was the reporting persons' beneficial ownership interest in such membership interests.

ITEM 4    PURPOSE OF TRANSACTION.

On October 29, 1997, entities beneficially owned by the reporting persons contributed membership interests in RLJ Properties LLC to the Issuer in return for the issuance of limited partnership units of the Issuer. Certain of these entities distributed the limited partnership units to the reporting persons in full or partial liquidation of the entities. After the contribution of membership interests in the LLC, the Issuer became the sole owner of the LLC. The reporting persons have no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount beneficially owned:    1,422,458

     Percent of class:                12.95%


                        Page 4 of 6 pages

(b)  Number of shares as to which such persons have:

       (i)     Sole power to vote or direct the vote:  1,422,458*
      (ii)     Shared power to vote or direct the vote:        0
     (iii)     Sole power to dispose or to direct the
               disposition of:                         1,422,458*
      (iv)     Shared power to dispose or to direct the
               disposition of:                                 0
               ----------

*Consists of securities owned directly by Robert L. Johnson (112,714 units), the Robert L. Johnson Revocable Trust (810,515 units), Mary A. Johnson (51,579 units), the Mary A. Johnson Revocable Trust (410,911 units) and R.L. Johnson Investment Company, Inc. (36,739 units).

(c) On October 29, 1997, the reporting persons acquired a beneficial interest in 1,422,458 limited partnership units as a result of the contribution of the membership interests of a limited liability company to the Issuer.

(d)   Not applicable.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting persons will be entitled to receive additional limited partnership interests of the Issuer depending on the operating performance of a rental property owned and under construction by RLJ Properties, LLC as of the date of the contribution of the membership interests of such LLC to the Issuer. Other than as noted herein, none of these relationships involve any contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I - Agreement Regarding Filing of Statement as a Group.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 3, 1997

                                   /s/ Robert L. Johnson
                                   ---------------------------
                                   Robert L. Johnson


                                   /s/  Mary A. Johnson
                                   ----------------------------
                                   Mary A. Johnson


                        Page 5 of 6 pages

                            EXHIBIT I


The undersigned hereby agree that the information contained in this Schedule 13D is being filed on behalf of each of them.

Dated: November 3, 1997



/s/ Robert L. Johnson
------------------------
Robert L. Johnson



/s/ Mary A. Johnson
------------------------
Mary A. Johnson



                        Page 6 of 6 pages